UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                             SECURED SERVICES, INC.
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                                (Name of Issuer)

                    Common Stock, par value $0.0001 per share
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                         (Title of Class of Securities)


                                    813718103
                                 (CUSIP Number)

                            NEXTPOINT PARTNERS II, LP
                                c/o Michael Faber
                           701 Pennsylvania Avenue, NW
                                    Suite 900
                              Washington D.C. 20004
                                Tel: 202 434 7319
                                Fax: 202 434 7400


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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                October 17, 2005
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             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                    SCHEDULE
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                                       13D
CUSIP NO. 813718103                                            Page 2 of 8 Pages



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       1. Names of Reporting Persons. I.R.S. Identification Nos. of
          above persons (entities only).

          NEXTPOINT PARTNERS II, LP

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       2. Check the Appropriate Box if a Member of a Group (See Instructions)

          (a)   ........................................................

          (b)   ........................................................

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       3. SEC Use Only .................................................

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       4. Source of Funds (See Instructions) (See item 3)......OO.......

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       5. Check if Disclosure of Legal Proceedings Is Required Pursuant
          to Items 2(d) or 2(e) ........................................

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       6. Citizenship or Place of Organization

          .....Delaware.................................................

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Number of          7. Sole Voting Power ...............2,156,025(1).....
Shares
Beneficially    ----------------------------------------------------------------
Owned by
Each               8. Shared Voting Power ..............................
Reporting
Person With     ----------------------------------------------------------------

                   9. Sole Dispositive Power ..........98,975(2)........


---------------------------------
(1) Does not include 925,650 shares of Common Stock underlying Warrants of the Issuer owned by NEXTPOINT.

(2) Does not include the 2,057,000 shares of Common Stock underlying the shares of B Preferred Stock, and 925,650 shares underlying Warrants, of the Issuer owned by NEXTPOINT. See response to Item 6 of this Schedule 13D.

                                    SCHEDULE
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                                       13D
CUSIP NO. 813718103                                            Page 3 of 8 Pages



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      10. Shared Dispositive Power .....................................

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      11. Aggregate Amount Beneficially Owned by
          Each Reporting Person .......................3,081,675(3).....

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      12. Check if the Aggregate Amount in Row (11)
          Excludes Certain Shares (See Instructions)  ......... X(4)....

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      13. Percent of Class Represented by Amount in Row (11) ..14.4%....

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      14. Type of Reporting Person (See Instructions)

          .......PN.....................................................

          ..............................................................

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------------------------
(3) Pursuant to section 13d-4 of the Exchange Act of 1934, as amended, NEXTPOINT
disclaims   beneficial  ownership  of  the  2,057,000  shares  of  Common  Stock underlying the B Preferred Stock. See response to Item 6.

(4) See Footnote 3, above.

                                    SCHEDULE
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                                       13D
CUSIP NO. 813718103                                            Page 4 of 8 Pages



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       1. Names of Reporting Persons. I.R.S. Identification Nos. of
          above persons (entities only).

          Michael Faber

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       2. Check the Appropriate Box if a Member of a Group (See Instructions)

          (a)   ........................................................

          (b)   ........................................................

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       3. SEC Use Only .................................................

--------------------------------------------------------------------------------
       4. Source of Funds (See Instructions) (See item 3)......OO.......

--------------------------------------------------------------------------------
       5. Check if Disclosure of Legal Proceedings Is Required Pursuant
          to Items 2(d) or 2(e) ........................................

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       6. Citizenship or Place of Organization

          .....United States of America.................................

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Number of          7. Sole Voting Power ...............2,156,025(5).....
Shares
Beneficially    ----------------------------------------------------------------
Owned by
Each               8. Shared Voting Power ..............................
Reporting
Person With     ----------------------------------------------------------------

                   9. Sole Dispositive Power ..........98,975(6)........


---------------------------------
(5) Does not include 925,650 shares of Common Stock underlying Warrants of the Issuer owned by NEXTPOINT.

(6) Does not include the 2,057,000 shares of Common Stock underlying the shares of B Preferred Stock, and 925,650 shares underlying Warrants, of the Issuer owned by NEXTPOINT. See response to Item 6 of this Schedule 13D.

                                    SCHEDULE
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                                       13D
CUSIP NO. 813718103                                            Page 5 of 8 Pages



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      10. Shared Dispositive Power .....................................

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      11. Aggregate Amount Beneficially Owned by
          Each Reporting Person .......................3,081,675(7).....

--------------------------------------------------------------------------------

      12. Check if the Aggregate Amount in Row (11)
          Excludes Certain Shares (See Instructions)  ......... X(8)....

--------------------------------------------------------------------------------

      13. Percent of Class Represented by Amount in Row (11) ..14.4%....

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      14. Type of Reporting Person (See Instructions)

          .......IN.....................................................

          ..............................................................

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---------------------------------
(7) Pursuant to section 13d-4 of the Exchange Act of 1934, as amended, NEXTPOINT
disclaims   beneficial  ownership  of  the  2,057,000  shares  of  Common  Stock underlying the B Preferred Stock. See response to Item 6.

(8) See Footnote 7, above.

ITEM 1. SECURITY AND ISSUER.

     This Schedule 13D relates to the common stock, par value $0.0001 per share (the "Common Stock") of Secured Services, Inc., whose principal executive offices are located at 110 William Street, 14th Floor, New York, New York 10038 (the "Issuer").

ITEM 2. IDENTITY AND BACKGROUND.

     (a) This Schedule 13D (the "Schedule") is being filed, with respect to the beneficial ownership of Common Stock of the Issuer, by:
          1) NEXTPOINT PARTNERS II, LP ("NEXTPOINT"); and
          2) Michael Faber (the "Investment Manager").
          (Collectively, NEXTPOINT and the Investment Manager are referred to herein as the "Reporting Persons.")

     (b) The business address of the reporting persons is c/o Michael Faber 701 Pennsylvania Avenue, NW, Suite 900, Washington D.C. 20004

     (c) NEXTPOINT was formed for the purpose of investing and the Investment Manager is a managing member of the general partner of NEXTPOINT, NextPoint GP., LLC.

     (d) - (e) No.

     (f) NEXTPOINT is organized under the laws of Delaware and the Investment Manager is a citizen of the United States of America.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     NEXTPOINT acquired the securities from the Issuer in exchange for all the shares of preferred stock and notes of Chameleon Communications Technology, Inc. ("Chameleon") owned by it. As disclosed in the Issuer's Current Report on Form 8-K, filed on June 14, 2005, on June 14, 2005 the Issuer acquired all of the business of Chameleon (the "Merger Transaction"). Pursuant to the Merger Transaction, the Issuer paid merger consideration in the aggregate amount of approximately $7 million consisting of cash, notes ("Convertible Note"), 4-year common stock warrants exercisable at $1.2791 per share ("Warrants") and a new series of convertible preferred stock, initially convertible into 1,000 shares of common stock ("B Preferred Stock") to, among others, NextPoint. Of the aggregate merger consideration, NextPoint received approximately $500,000 of cash, 2,057 shares of B Preferred Stock (convertible into 2,057,000 shares of Common Stock), a Warrant exercisable for 925,650 shares and a Convertible Note in the principal amount of approximately $500,000.

ITEM 4. PURPOSE OF TRANSACTION.

     See response to Item 3.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

     (a) The Reporting Persons are deemed to beneficially own all 3,081,675 shares, representing 14.4% of the outstanding shares of Common Stock. This percentage is based, as to the number of outstanding shares, upon the

Issuer's statement as to the number of outstanding shares of Common Stock as set forth in its registration statement on Form SB-2 (SEC File No. 333-127003), filed with the Securities and Exchange Commission on September 30, 2005 and assumes NEXTPOINT has (i) converted all 2,057 shares of the B Preferred Stock it beneficially owns into Common Stock (2,057,000 shares); and (ii) exercised its Warrants for 925,650 shares of Common Stock, as of that date.

     The Investment Manager, in his capacity as investment manager of NEXTPOINT, has the sole power to vote and dispose of the securities owned by NEXTPOINT. The Investment Manager disclaims any beneficial ownership of the Common Stock covered by this Schedule.

     (b) The Reporting Persons have the sole power:

          a. to vote or to direct the vote 2,155,975 shares of Common Stock it beneficially owns, not including the shares underlying its Warrants for 925,650 shares; and

          b. to dispose or direct the disposition 98,975 shares of Common Stock it beneficially owns, not including the 2,057,000(9) shares of Common Stock underlying the shares of B Preferred Stock and the 925,650 shares underlying the Warrants.

     (c) A complete description of the transaction pursuant to which the Reporting Persons acquired beneficial ownership of the Common Stock is provided in the current report on Form 8-K filed by the Issuer on June 14, 2005, as amended, and is incorporated herein by reference.

     (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock purchased by NEXTPOINT.

     (e) Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     In connection with the Merger Transaction, NEXTPOINT entered into a lock-up agreement, dated June 14, 2005, with the holders of 7.5% Convertible Debentures in the principal amount of $7 million. A copy of the lock-up agreement has been filed as Exhibit 10.18 to the Issuer's registration statement on Form SB-2 (SEC File No. 333-127003), filed with the Securities and Exchange Commission on September 30, 2005, and is incorporated herein by reference.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

     A copy of the lock-up agreement has been filed as Exhibit 10.18 to the Issuer's registration statement on Form SB-2 (SEC File No. 333-127003), filed with the Securities and Exchange Commission on September 30, 2005 and is incorporated herein by reference.




---------------------
(9) See Footnote 3, above.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                 October 17, 2005

                                 NextPoint Partners II, LLC
                                 By:   NextPoint GP, LLC

                                       By:/s/ Michael Faber
                                          -----------------
                                       Michael Faber
                                       Managing Member


                                        /s/ Michael Faber
                                        -----------------
                                        Michael Faber


The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties for whom copies are to be sent.

ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)